Filed by FB Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: FNB Financial Corp.
(Commission File No. 001-37875)

The following communication was distributed to Farmers National Bank customers via the company’s website and by email on or after September 17, 2019.

Farmers National Bank Customer Q&A

We recently announced a merger with FirstBank. In the coming weeks, we will be submitting applications to the necessary regulatory authorities for approval, and FirstBank and Farmers National Bank will work together to prepare a prospectus/proxy statement for Farmers National’s shareholders to approve the transaction. We are eagerly anticipating approval and closing early in the first quarter of 2020. Until that time, it is business as usual for you, our valued customers. You will receive further detailed communication in the coming months regarding the merger with FirstBank.

Who is FirstBank and what is the bank’s culture?
FirstBank is a community bank built on its rich history from a small, rural West Tennessee town.  They value local people, local decision making and relationships that last.  And they know the importance of giving back to the communities where their associates and customers live and work.

FirstBank is a wholly owned subsidiary of FB Financial Corporation.  In September 2016, FB Financial completed one of the most successful initial public stock offerings of the year which was the largest bank IPO in Tennessee history.  FirstBank is the third largest Tennessee-headquartered bank, with 67 full-service bank branches across Tennessee, North Alabama and North Georgia, and a national mortgage business with offices across the Southeast. FirstBank has approximately 1,400 associates, serves five of the largest metropolitan markets in Tennessee and has approximately $5.9 billion in total assets.  After the merger with Farmers National Bank, they will have pro forma consolidated assets of over $6.2 billion.

FirstBank has been recognized as one of Tennessee’s best employers by American Banker, Business Tennessee, the Tennessee Chamber of Commerce & Industry, the Tennessee Society for Human Resource Management and The Tennessean.

Why have FirstBank and Farmers National decided to merge?
FirstBank’s decision was based on their desire to enter the Southern Kentucky market, Farmers National’s strong financial performance, and our long history of operations in Scottsville. FirstBank has a preference for long-standing banks that have developed loyal customer bases in growing markets in and around our footprint, and Farmers National fits well with those criteria.

Should I continue using my checks, debit card, online banking, etc.?
Yes. It is business as usual until the conversion to FirstBank, which is expected in the first half of 2020. We will keep you updated on our progress every step of the way.

How can I learn more about FirstBank and this merger?
More information is available on FirstBank’s website at www.FirstBankOnline.com including the full news release announcing the transaction. Additionally, FirstBank’s publicly traded holding company, FB Financial Corporation (“FB Financial”), will file a registration statement with the Securities and Exchange Commission in connection with the proposed merger. Important information about the proposed merger, FNB, and FB Financial which will be mailed to FNB shareholders and available for free on the SEC’s website (www.sec.gov).

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, FB Financial Corporation (“FB Financial”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the proxy statement of FNB Financial Corp. (“FNB”) and a prospectus of FB Financial. Investors and shareholders are encouraged to read the registration statement, including the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, FNB, and FB Financial. After the registration statement is filed with the SEC, the proxy statement/prospectus and other relevant documents will be mailed to FNB shareholders and will be available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

FB Financial, FNB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FNB shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of FNB, including additional information regarding the interests of such participants, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with FNB (which we refer to as the “FNB merger”), and FB Financial’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s control. The inclusion of these forward-looking statements should not be regarded as a representation by the FB Financial or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial cautions shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict and that are beyond FB Financial’s control. Although FB Financial believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this report, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the FNB merger or another acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the FNB merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with FNB, (4) the failure to obtain necessary regulatory approvals for the FNB merger, (5) the failure to obtain the approval of FNB’s shareholders for the FNB merger, (6) the possibility that the costs, fees, expenses, and charges related to the FNB merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the FNB merger to be satisfied, (8) the risks related to the integration of acquired businesses (including the proposed Merger, FB Financial’s recent acquisition of branches from Atlantic Capital Bank, and any future acquisitions), including the risk that the integration of the acquired operations with those of FB Financial will be materially delayed or will be more costly or difficult than expected, (9) the risks associated with FB Financial’s pursuit of future acquisitions, (10) the risk of expansion into new geographic or product markets, (11) reputational risk and the reaction of the parties’ customers to the FNB merger, (12) FB Financial’s ability to successful execute its various business strategies, including its ability to execute on potential acquisition opportunities, (13) the risk of potential litigation or regulatory action related to the FNB merger, and (14) general competitive, economic, political, and market conditions.

Many of these factors are beyond FB Financial’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if FB Financial’s underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and FB Financial does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial to predict their occurrence or how they will affect FB Financial.

FB Financial qualifies all of its forward-looking statements by these cautionary statements.